July 22, 2014

FILED VIA EDGAR AND UPS

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

Attention:	Ethan Horowitz
Branch Chief

Re:                             Avery Dennison Corporation
Form 10-K for Fiscal Year Ended December 28, 2013
Filed February 26, 2014
File No. 001-07685

Ladies and Gentlemen:

Avery Dennison Corporation (the “Company”) acknowledges receipt of the June 15, 2014 follow-up comment letter (the “Comment Letter”) from the staff of the Commission (the “Staff”) to Mitchell R. Butier, the Company’s Senior Vice President and Chief Financial Officer.  The Company is in the process of preparing for its earnings release and quarterly report on Form 10-Q for the second quarter of 2014.  As a result, the Company requests an extension of time to respond.  The Company intends to file its response via EDGAR on or before Friday, August 15, 2014.

If you have any questions or concerns, please do not hesitate to contact the undersigned at (626) 304-2064.

Sincerely,

/s/ Lori J. Bondar

Lori J. Bondar
Vice President, Controller and
Chief Accounting Officer